[DANIEL P. CONNEALY LETTERHEAD]

January 17, 2012

Ms. Angela Connell

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Waddell & Reed Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 25, 2011
File No. 001-13913

Dear Ms. Connell:

We have received your letter dated January 6, 2012 regarding the above-referenced report. Set forth below are each of the comments in your letter followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2010

Notes to the Consolidated Financial Statements, page 55

Note 2 — Summary of Significant Accounting Policies, page 55

Derivatives and Hedging Activities, page 59

1.               You have disclosed your accounting for derivatives and hedging activities in your significant accounting policies; however, it is not clear whether you have or had any derivatives in the years presented.  Please clarify and revise your future filings to provide the disclosures required by ASC 815, as applicable.

Response:

During the preparation of its Form 10-K for the year ended December 31, 2010, the Company removed its disclosure included in previous filings related to the termination of two forward interest rate swap agreements entered into in 2005 upon issuance of $200 million in principal amount 5.60% senior notes on January 13, 2006.  In connection with the termination of the swap agreements, the Company received a net cash settlement of $1.1 million.  The Company’s gain on these transactions was deferred in accumulated other comprehensive income and amortized into earnings as a reduction to interest expense over the five year term of the notes.  The gain was fully amortized as of December 31, 2010.

In preparing future filings, the Company will revise its indebtedness footnote to include disclosure that the amortization of gain on the termination of forward swaps entered into in 2005 is included as a reduction to interest expense in prior periods.

Note 4 — Investment Securities, page 60

2.               We note that you have U.S. Treasury bills classified as AFS securities for which you have not recognized any unrealized gains or losses.  Please tell us the reason for this and, if the unrealized gains or losses are immaterial, please disclose this fact.

Response:

Treasury bills classified as AFS securities at December 31, 2010 had maturities of less than 180 days at the date of purchase.  Given the short duration of these securities, unrealized gains or losses on these securities were considered de minimis.  In future filings, the Company will disclose the duration of these securities in order to provide clarity.

3.               We note your fair value disclosures (Level 1, 2 and 3) related to your investment securities on page 62.  Please revise your future filings to disaggregate this disclosure by major security type (e.g., similar to the table that has been provided for your investment securities).  Please also disclose your valuation techniques and inputs for each class of assets.

Response:

In preparing future filings, the Company will revise its fair value disclosures table to specifically identify assets by major security type.  Additionally, the Company will disclose the valuation techniques and inputs for each class of assets.

Note 18 — Contingencies, page 82

4.               With respect to the legal matter discussed on page 82, we note your disclosure that you are unable to currently estimate the exposure that this matter may represent and accordingly have not recorded a liability in your financial statements.  To the extent that you believe there is at least a reasonable possibility that a loss may have been incurred, please revise your future filings to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made in accordance with ASC 450-20-50.  To the extent that such an estimate cannot be made, please consider providing additional information about the contingency, including the amount of monetary damages claimed by the plaintiffs.

Response:

We have reviewed our existing disclosure and ASC 450-20-50.  We intended our disclosure to conform to the requirements of this guidance.  In future filings, to the extent that we believe there is at least a reasonable possibility that a loss has been incurred, we will disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made in accordance with ASC 450-20-50.  The exact form and substance of such disclosure will depend on our review of the relevant facts and circumstances at the time of our future disclosure.

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to call me at (913) 236-2645 or by facsimile at (913) 236-1989.

Sincerely,

/s/ Daniel P. Connealy
Daniel P. Connealy
Senior Vice President and Chief Financial Officer
Waddell & Reed Financial, Inc.

cc:	Stephanie Hunsaker, Securities and Exchange Commission Brent K. Bloss, Waddell & Reed Financial, Inc. Wendy J. Hills, Waddell & Reed Financial, Inc. Glen J. Hettinger, Fulbright & Jaworski L.L.P.